March 1, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Enertopia Corp.
Form 10K for Fiscal Year Ended August 31, 2011
File No. 000-51866

Dear Ms. Jenkins,

We are responding to your letter dated February 6, 2012.

Please see attached amended Form 10K/A as per your comments.

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Bal Bhullar, CGA, CRM
Chief Financial Officer

Enertopia Corp.
950 - 1130 West Pender Street,
Vancouver, BC, Canada V6E 4A4
Phone 604.602.1675
Fax 604.685.1602